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                                                                    EXHIBIT 12.1


                                IMAX CORPORATION
      STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                          Six months                   Years ended December 31,
                                                            ended       -----------------------------------------------------
                                                        June 30, 2003   2002        2001       2000(4)      1999        1998
                                                        ---------------------------------------------------------------------
                                                                      (in thousands of dollars, except ratio data)
Earnings:
     Earnings (loss) from continuing operations
          before income taxes and minority interest         2,430     (1,994)    (121,993)    (42,921)     43,529    15,600
     Reclassification of extraordinary gains (losses)
          on extinguishment of debt to earnings from
          continuing operations together with
          associated income taxes(1)                           --     11,900       55,577          --          --    (3,683)
     Loss (income) from equity-accounted investees           (273)      (283)         (73)      4,811         683     6,763
                                                        ---------------------------------------------------------------------
                                                            2,157      9,623      (66,489)    (38,110)     44,212    18,680

Fixed Charges:
     Interest expense(2)                                    8,343     17,570       22,020      21,961      21,860    14,646
                                                        -------------------------------------------------------------------------
Earnings before fixed charges:                             10,500     27,193      (44,469)    (16,149)     66,072    33,326
                                                        =========================================================================
Ratio of earnings to fixed charges                           1.26x      1.55x          --(3)       --(3)     3.02x     2.28x


(1) Reclassification due to adoption of FASB Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13" issued in April 2002.

(2)  Includes amortization of expenses related to indebtedness.

(3) Due to the loss we incurred in 2001 and 2000, the ratio coverage is less than 1:1. We would have had to generate additional earnings of $66.5 million in 2001 and $38.1 million in 2000 to achieve a ratio of 1:1.

(4) In fiscal 2000 we adopted SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Effective January 1, 2000, we recognize revenue on theatre systems, whether pursuant to sales-type leases or sales, at the time that installation is complete. Prior to January 1, 2000, we recognized revenue from sales-type leases and sales of theatre systems at the time of delivery. In fiscal 2000, we also adopted AICPA Statement of Position 00-2, "Accounting by Producers or Distributors of Films."